July 9, 2010

Mr. Joseph McCann
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Dear Mr. McCann:

Please find our response to the comments received from you in your letter dated June 23, 2010 related to our response to your letter dated May 28, 2010 related to the Form 10-K of Ecosphere Technologies, Inc. for the year ended December 31, 2009 and the Form 10-Q of Ecosphere Technologies, Inc. for the three months ended March 31, 2010.  Our response to your additional comment follows your comment which has been reproduced.

Item 11. Exhibits, page 52

1.
We note your responses to prior comment 3 and reissue the portions of the comment contained in bullets 1, 2, 4 and 5.  With respect to the contracts referenced in bullets 1 and 2, please provide a detailed analysis explaining why you believe that each of these agreements is not a required filing under Item 601(b)(10)(ii)(B) of regulation S-K.  Given your disclosure on page 10 that Mr. McGuire was responsible for assigning your “material intellectual property” please provide a detailed analysis explaining how you concluded that his agreement was made in the ordinary course of business.  Please also analyze why the assignment agreement is not required to be filed pursuant to Item 601(b)(10)(ii)(A).  With respect to bullet 5, please identify the specific agreements that you will file in your future filings.

Registrant’s Response

We will include in future filings our contracts with Southwestern Energy and Newfield Exploration Co. which you referenced in bullet point 1.

There are no agreements with respect to bullet point 2.  In lieu of agreements, Mr. Dennis McGuire, the inventor of the technologies, simply executed form assignments prepared by patent counsel; there was no consideration for the assignments so they are not agreements or “contracts” within the meaning of Item 601 of Regulation S-K.  Thus, we do not believe we are required to file these assignments under Item 601.  Mr. Dennis McGuire is an executive officer of Ecosphere and therefore has a fiduciary duty to shareholders to assign the technologies to Ecosphere.  Under Delaware law, Mr. McGuire is prohibited from permitting his self interest to be brought into conflict with Ecosphere’s interest and may not take the corporate opportunity for himself.  If he did so, he would be liable for breaching his fiduciary duty.

With respect to bullet point 5, in future filings, we will file all forms of option agreements with named executive officers and directors, all material agreements with executive officers, a summary of the unwritten Severance Agreement with our former Chief Executive Officer, a Consulting Agreement with a director, and any notes issued to any directors and named executive officers.  The referenced Consulting Agreement with the director has expired and the compensation paid to the director was not material in any respect.  However, it will be filed in future filings because Item 601 requires it.

Ecosphere acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter.  Please direct any questions concerning this letter to Michael Harris of Harris Cramer LLP at (561) 478-7077.

Sincerely yours,

/s/ Adrian Goldfarb
Adrian Goldfarb
Chief Financial Officer